# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: NOVAVAX, INC., CIK 0001000694
CUSIP: 670002401
Title of class of securities: Common Stock, Par Value $0.01 per share
Address of issuer's principal executive offices: 700 QUINCE ORCHARD ROAD, GAITHERSBURG, Maryland (MD), 20878
Date of event which requires filing of this statement: 04/08/2026
Filed by CIK 0001383838
Persons authorized to receive notices and communications: Himanshu H. Shah, 2301 Sugar Bush Road, Suite 510, Raleigh, North Carolina (NC), 27612, (919) 719-6360

## Reporting persons
- Shah Capital Management (CIK 0001383838): type of reporting person: investment adviser (IA); citizenship or place of organization: North Carolina (NC); source of funds: other (OO); sole voting power 0; shared voting power 14,719,738; sole dispositive power 0; shared dispositive power 14,719,738; aggregate amount beneficially owned 14,719,738 (9.03% of the class)
- Shah Capital Opportunity Fund LP (CIK 0001392302): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 14,000,000; sole dispositive power 0; shared dispositive power 14,000,000; aggregate amount beneficially owned 14,000,000 (8.59% of the class)
- Himanshu H. Shah (CIK 0001726830): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 125,359; shared voting power 14,719,738; sole dispositive power 125,359; shared dispositive power 14,719,738; aggregate amount beneficially owned 14,845,097 (9.11% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, Par Value $0.01 per share
Name of issuer: NOVAVAX, INC.
Address of issuer's principal executive offices: 700 QUINCE ORCHARD ROAD, GAITHERSBURG, Maryland (MD), 20878
Comment: The following constitutes Amendment No. 6 to the Schedule 13D filed by the undersigned (the "Amendment No. 6"). This Amendment No. 6 amends the Schedule 13D as specifically set forth herein.

## Item 2. Identity and Background
Name of person filing:
(i) Shah Capital Management, Inc. ("Shah Capital"), a North Carolina corporation, who serves as the investment adviser to Shah Opportunity (as defined below);

(ii) Shah Capital Opportunity Fund LP ("Shah Opportunity"), a Delaware limited partnership; and

(iii) Himanshu H. Shah ("Mr. Shah"), who serves as President and Chief Investment Officer of Shah Capital.

Shah Capital, Shah Opportunity and Mr. Shah are referred to collectively as the "Reporting Persons."
Residence or business address:
The address of the principal business and principal office of each of the Reporting Persons is:

2301 Sugar Bush Road, Suite 510
Raleigh, North Carolina 27612
Present principal occupation or employment:
The principal business of each of Shah Capital and Shah Opportunity is investing in securities.

The principal occupation of Mr. Shah is serving as the President and Chief Investment Officer of Shah Capital.
Criminal convictions in the last five years: During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Shah Capital is North Carolina corporation.
Shah Opportunity is a Delaware limited partnership.
Mr. Shah is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended as follows:

Except for 125,359 shares owned directly by Mr. Shah, which were purchased using his personal funds, all of the shares to which this Statement relates were purchased on behalf of the Reporting Persons using the investment capital of the Reporting Persons. All shares were purchased in various transactions and for various amounts of consideration through open market purchases.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On April 8, 2026, the Reporting Persons sent a letter (the "Shah Capital Open Letter") to the board of directors of the Issuer (the "Board") declaring a notice of intention to vote against Board Nominees and Executive Compensation. The letter outlines a multitude of reasons including, but not limited to: (i) value destruction; (ii) pessimistic 2026 Revenue forecast; (iii) low institutional credibility; (iv) cost discipline and consistent profitability; (v) and necessary governance changes. The foregoing description of the Shah Capital Open Letter does not purport to be complete and is qualified in its entirety to the Shah Capital Open Letter, which is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of the shares of Common Stock reported owned by each person named herein is based upon 162.9M shares outstanding as of February 16, 2026.

(i) - Shah Capital Management
14,719,738; 9.03%

(ii) - Shah Capital Opportunity Fund LP
14,000,000; 8.59%

(iii) - Himanshu H. Shah
14,845,097; 9.11%
Number of shares as to which each person has sole or shared power to vote or dispose:
(i) - Shah Capital Management
Sole Voting Power - 0
Shared Voting Power - 14,719,738
Sole Dispositive Power - 0
Shared Dispositive Power - 14,719,738

(ii) - Shah Capital Opportunity Fund LP
Sole Voting Power - 0
Shared Voting Power - 14,000,000
Sole Dispositive Power - 0
Shared Dispositive Power - 14,000,000

(iii) - Himanshu H. Shah
Sole Voting Power - 125,359
Shared Voting Power - 14,719,738
Sole Dispositive Power - 125,359
Shared Dispositive Power - 14,719,738

As of the date hereof, Shah Opportunity directly beneficially owns 14,000,000 shares of Common Stock. As the investment manager of Shah Opportunity and the Shah Managed Accounts, Shah Capital Management may be deemed to beneficially own 14,719,738 shares of Common Stock beneficially owned in the aggregate by Shah Opportunity and held in the Shah Managed Accounts. As of the date hereof, Mr. Shah directly beneficially owns 125,359 shares of Common Stock, which are held in the Mr. Shah Managed Account. As the President and Chief Investment Officer of Shah Capital Management, Mr. Shah may be deemed to beneficially own the 14,719,738 shares of Common Stock beneficially owned in the aggregate by Shah Opportunity and held in the Shah Managed Accounts, which in addition to the 125,359 shares of Common Stock he beneficially owns directly, constitutes an aggregate of 14,845,097 shares of Common Stock that Mr. Shah may be deemed to beneficially own.
Transactions in the class effected during the past sixty days:
Transactions in the Shares of the Issuer Since the Filing of Amendment No. 4 to the Schedule 13D:

There were no transactions in the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of no par value covered by this Statement.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Other than as described in this Statement, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit Number Description
Exhibit 99.1 Shah Capital Letter dt. April 8, 2026 to NVAX Board of Directors.

## Signatures
- Shah Capital Management: /s/ Himanshu H. Shah, Himanshu H. Shah, President and Chief Investment Officer (04/08/2026)
- Shah Capital Opportunity Fund LP: /s/ Himanshu H. Shah, Himanshu H. Shah, Managing Member (04/08/2026)
- Himanshu H. Shah: /s/ Himanshu H. Shah, Himanshu H. Shah (04/08/2026)